# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 6 November 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## MAGNUM HUNTER RESOURCES CORP.

### File No. 1-32997 – CF# 31604

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MAGNUM HUNTER RESOURCES CORP. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 22, 2014.

Based on representations by MAGNUM HUNTER RESOURCES CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through September 22, 2024 |
| Exhibit 10.2 | through September 22, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary